EL POLLO LOCO HOLDINGS, INC.
3535 Harbor Boulevard, Suite 100
Costa Mesa, CA 92626
(714) 599-5000

June 2, 2015

Ms. Melissa Raminpour & Ms. Heather Clark
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	El Pollo Loco Holdings, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 17, 2015
File No. 001-36556

Dear Ms. Raminpour & Ms. Clark:

On behalf of El Pollo Loco Holdings, Inc. (the “Company”), I submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 18, 2015, relating to the Company’s Form 10-K for the Year Ended December 31, 2014, that was filed on March 17, 2015 (the “Form 10-K”). The paragraph numbers of this letter correspond to the paragraph numbers of your letter and, to facilitate review, we have reproduced your comments in bold.

1.
We note that you have made public quarterly and annual earnings releases on your website and held conference calls concerning the results of operations in such releases. In this regard, we refer to earnings releases on your website from May 14, 2015 and March 12, 2015. Please ensure that you furnish Item 2.02 Form 8-Ks to report future earnings releases or tell us why you are not required to do so.

Response:

We will furnish Item 2.02 Form 8-Ks to report future earnings releases.

2.
We note from page 85 that during 2014, you released $65 million of the valuation allowance that existed at the beginning of the year. We further note that you considered your income from operations and reduction in interest expense as a result of refinancings as positive evidence supporting this release. Given that you have three years of cumulative losses from pre-tax income, please help us better understand how you determined it was appropriate to release the valuation allowance during 2014. Your response should tell us how you weighted all of the positive and negative evidence, including your consideration of the extent to which it

Ms. Melissa Raminpour & Ms. Heather Clark
U.S. Securities and Exchange Commission
June 2, 2015

can be objectively verified, in reaching the conclusion to reverse the valuation allowance. Refer to paragraphs 30-21 through 30-23 of ASC 740-10-30.

Response:

The Company had generated positive and improving income from operations for the three year period ended 2013. However, the Company had significant debt service obligations and the related interest expense was causing pre-tax losses. Towards the end of 2013, the Company refinanced its existing debt at more favorable interest rates. However, the positive evidence of improving income from operations and future reduced interest expense did not overcome the negative evidence of the three years of cumulative losses through the end of 2013. Therefore, the Company maintained its full valuation allowance on deferred income tax assets as of December 25, 2013.

In assessing the need for a valuation allowance on the deferred income tax assets in 2014, the Company analyzed both positive and negative evidence. While ASC 740 does not define “cumulative losses in recent years,” the Company has used cumulative pretax results as adjusted for significant permanent items for three years (the current and the two preceding years) as a guide, including the largest permanent item for 2014 relating to the Tax Receivable Agreement (“TRA”) which represented a non-deductible expense of $41.4 million. The following is the analysis of the Company’s pre-tax income (loss) for the past three years:

Book income (loss) adjusted for TRA:

	2014	2013	2012	Cumulative 3 year
Income from operations	$49,284	$42,392	$33,052	$124,728
Interest expense	(18,062)	(36,334)	(38,890)	(93,286)
Early extinguishment of debt	(9,718)	(21,530)	—	(31,248)
Secondary offering expense	(667)	—	—	(667)
Adjusted pre-tax income (loss)	$20,837	$(15,472)	$(5,838)	$(473)

The TRA with our pre-IPO stockholders provides for the payment of 85% of the amount of income tax savings actually realized from the utilization of net operating losses. The Company recorded TRA expense of $41.4 million for financial reporting purposes in 2014. TRA expense is a permanent add-back to the Company’s taxable income and will not result in a future tax deduction. This is clearly a non-recurring event that is not deductible for tax purposes and was therefore not considered in our analysis for the need for valuation allowance.

The Company has generated increasing operating income before expenses related to interest and debt extinguishment in each of the last three years. The operating income increased year-over-

Ms. Melissa Raminpour & Ms. Heather Clark
U.S. Securities and Exchange Commission
June 2, 2015

year by approximately 15% in 2014 and 28% in 2013. The net losses were the result of interest expense and debt extinguishment losses. The following is the summary of the year end debt load and the effective interest rate of the outstanding debt:

	2014	2013	2012
Outstanding Debt:
Total debt outstanding at year-end	$165,000	$288,128	$273,278
Approximate annual average effective interest rate	8.0%	13.0%	14.0%

The Company refinanced its debt in 2013, which reduced its effective interest rate. This resulted in savings of approximately $18 million in interest expense in 2014. The Company raised proceeds in an initial public offering (“IPO”) in the third quarter of 2014 and paid off approximately $100 million of its existing debt and refinanced its remaining debt at a lower interest rate. The new debt is a $200 million revolving facility that matures on December 11, 2019. This further reduced the effective interest rate at the end of 2014 to 2.2%. The expected interest expense in 2015 will be approximately $4.6 million, which is a reduction of approximately $13.5 million from 2014.

The reduction in the overall debt levels of over $123 million and the corresponding reduction in effective interest rate on the remaining outstanding debt in 2014 was deemed to be a significant piece of objectively verifiable positive evidence.

The Company also considered the impact of negative evidence that would indicate that a valuation would be necessary. The primary negative evidence that we considered was the three year cumulative book loss. As discussed above, these losses were primarily generated by significant expenses related to interest and debt extinguishment. In arriving at its decision to release the valuation allowance the Company considered the concept of “core earnings.” That is, absent the heavy debt burden over the last several years, the Company has consistently demonstrated the ability to operate the core business at a profit. This along with the decreased debt levels and lower effective interest rate on the remaining debt provides objective positive evidence that outweighs the negative evidence of historical losses.

The Company waited until the IPO was completed to consider the effects of debt reductions and lower interest expense on the valuation allowance analysis. We concluded that the completion of the IPO and the pay-down of debt was additional objective positive evidence.
The Company will generate taxable income in the future even assuming no growth in same store sales. Given the operating income growth over the last three years, the Company also did not want to release the valuation allowance too late by modifying future operating income assumptions that are not easily susceptible to verification. The weight of the current objectively verifiable positive evidence (core earnings history, reductions in outstanding debt balance, lower interest rate on the remaining debt, and the projection of future taxable income even assuming no growth in revenue or same store sales) outweighed the negative evidence of three year

Ms. Melissa Raminpour & Ms. Heather Clark
U.S. Securities and Exchange Commission
June 2, 2015

cumulative losses and the Company determined that it was more likely than not that it would realize the deferred tax assets, and therefore, the valuation allowance was released in 2014.

3.
Please confirm that you received a signed consent from your auditors and ensure that the auditors’ consent contains a conforming signature as required by Regulation S-T and Item 601 of Regulation S-K in future filings.

Response:

We confirm that we received a signed consent from our auditor, BDO USA, LLP. The omission of a signature on Exhibit 23.1 to the Form 10-K was an inadvertent omission. Our future consents from our auditors will contain conforming signatures as required by Regulation S-T and Item 601 of Regulation S-K.

* * *

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (714) 599-5234 with any questions or comments.

Sincerely,

/s/ Laurance Roberts
Laurance Roberts
Chief Financial Officer